May 23, 2016

Melissa N. Rocha

Senior Assistant Chief Accountant

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, DC 20549-7010

Re:	Fortune Brands Home & Security, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 25, 2016
File No. 1-35166

Dear Ms. Rocha:

We have reviewed the comments and recommendations you provided in your letter dated May 10, 2016. We appreciate your comments, and we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2015

Item 8. Financial Statements and Supplementary Data

Note 4. Acquisitions, page 56

1.	We note that you recorded customer relationships of $210 million as a result of the Norcraft acquisition, and the useful life of the customer relationships is estimated to be twenty years. We further note your disclosure on page 60 that you have customer and contractual relationships of $333.8 million as of December 31, 2015, which are subject to amortization over an estimated useful life ranging from three to thirty years. Please clarify your disclosure to state whether customer relationships are amortized on the straight-line method or an accelerated method that aligns with customer attrition. If you amortize customer relationships using the straight-line method rather than an accelerated method, please tell us why you believe this method reflects the pattern in which the economic benefits are consumed or explain why you cannot reliably determine the pattern in accordance with ASC 350-30-35-6. Note that customer relationships may dissipate at a more rapid rate in the earlier periods following a company’s succession to these relationships, with the rate of attrition declining over time until relatively few customers remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and then fall to a materially reduced level in later years. In this regard, an accelerated method of amortization, rather than the straight-line method, may be the most appropriate and systematic allocation of the intangibles’ cost to the periods benefited.

Response:

We amortize our customer and contractual relationship intangible assets using the straight-line method. In determining whether the straight-line method is more appropriate than an accelerated method, we review and consider both quantitative and qualitative measures. Specifically, our considerations include the following:

•	Our customer and contractual relationship intangible assets stem from acquisitions of companies in the home products and security markets. The customers of our acquired companies include kitchen and bath dealers, wholesalers oriented to builders or professional remodelers, industrial and locksmith distributors, “do-it-yourself” remodeling-oriented home centers, mass merchants and other retail outlets. Typically, companies that service customers in these markets have long-term customer relationships and low customer attrition rates, which result in projected sales from an acquired customer base over an extended period of time. Our acquired companies continue to market their products under the same tradenames with no or minimal changes to price points, styles, materials and customization levels.

•	Accordingly, we do not expect significant customer attrition in post-acquisition periods. For example, we reviewed customer attrition for our most recent acquisition (i.e., Norcraft) and noted that for the post-acquisition period from the date of acquisition in May 2015 to April 30, 2016 we experienced customer attrition in the mid-single digits, consistent with the attrition assumption used in valuing the acquired customer relationship intangible. This review confirmed our expectation of retaining acquired customer relationships over the long-term.

•	We review the projected undiscounted cash flows underlying the customer and contractual relationship valuations and noted that the resulting annual undiscounted cash flows are relatively stable over the estimated period of economic benefit.

As a result of these considerations and in accordance with ASC 350-30-35-6, we believe that the straight-line method of amortization is the most appropriate methodology as it is supported by the pattern in which the economic benefits of the customer and contractual relationship intangible assets are consumed. In future filings, we will clarify our disclosure and will state that our customer and contractual relationships are amortized using the straight-line method.

***

Please telephone me at (847) 484-4518 or, in my absence, Robert Biggart, Senior Vice President, General Counsel and Secretary, at (847) 484-4443, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by email to Lee.Wyatt@fbhs.com.

Very truly yours,

/s/ E. Lee Wyatt, Jr.

E. Lee Wyatt, Jr.

Senior Vice President and Chief Financial Officer